UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

April 28, 2017 (April 27, 2017)

Date of Report (Date of earliest event reported)

Caesars Acquisition Company

(Exact name of registrant as specified in its charter)

Delaware	001-36207	42-2672999
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01 Entry into Material Definitive Agreement.

On April 27, 2017, Caesars Growth Properties Holdings, LLC (“CGPH”), a wholly-owned subsidiary of Caesars Growth Partners, LLC, a joint venture between Caesars Acquisition Company (“CAC”) and Caesars Entertainment Corporation (“CEC”), entered into an Incremental Assumption Agreement and Amendment No. 1 (the “Amendment”), by and among CGPH, Caesars Growth Properties Parent, LLC (“CGPP”), the other loan parties party thereto, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent (the “Administrative Agent”). The Amendment amends the First Lien Credit Agreement, dated as of May 8, 2014, among CGPH, CGPP, the lenders party thereto and the Administrative Agent (the “First Lien Credit Agreement”).

Among other things, the Amendment (a) provides for an increase of CGPH’s existing term loan facility by $175 million to approximately $1.3 billion (the “Term Facility”) and (b) reduces the interest rate margins applicable to the Term Facility and CGPH’s existing $150 million revolving credit facility (the “Revolving Facility”) to, at CGPH’s option, the Eurocurrency Rate (as defined in the First Lien Credit Agreement) plus 3.00% in the case of Eurocurrency Loans (as defined in the First Lien Credit Agreement) or the ABR (as defined in the First Lien Credit Agreement) plus 2.00% in the case of ABR Loans (as defined in the First Lien Credit Agreement), with further reductions to the Eurocurrency Rate plus 2.75% or the ABR plus 1.75%, respectively, at such time as CGPH’s Senior Secured Leverage Ratio (as defined in the First Lien Credit Agreement) is equal to or less than 2.84 to 1.0.

The Amendment provides that the proceeds of the $175 million increase of the Term Facility will be held in escrow until the receipt of all required regulatory approvals, at which time the escrowed proceeds will be released to repay the property specific term loan encumbering The Cromwell, but no earlier than May 3, 2017. If such approvals are not obtained by July 26, 2017, such $175 million of proceeds will be repaid and The Cromwell’s property specific term loan will remain outstanding.

The representations, warranties and covenants contained in the Amendment were made only for purposes of the Amendment and as of the specific date (or dates) set forth therein, were solely for the benefit of the parties to the Amendment and are subject to certain limitations as agreed upon by the contracting parties. In addition, the representations, warranties and covenants contained in the Amendment may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries of the Amendment and should not rely on the representations, warranties and covenants contained therein, or any descriptions thereof, as characterizations of the actual state of facts or conditions of CGPH. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Amendment, which subsequent developments may not be reflected in CAC’s public disclosure.

The description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 10.1 hereto, and is incorporated herein by reference.

Forward-Looking Statements

This filing includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts and by the use of words such as, “will,” and “proposed” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, the emergence from bankruptcy of Caesars Entertainment Operating Company, Inc. and the expected timing thereof, future actions that may be taken by CAC and others with respect thereto, the completion of the Merger (as defined below) and the timing of the release of the escrowed proceeds. These forward-looking statements are based on current expectations and projections about future events.

You are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of CAC may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in our reports filed with the SEC: the Merger Agreement (as defined below) may not be approved by the CAC and CEC stockholders, respectively, at the respective special meetings or the failure to satisfy any of the other closing conditions of the Merger Agreement, the Merger may not be consummated or one or more events, changes or other circumstances that could occur that could give rise to the termination of the Merger Agreement.

You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. CAC undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

Important Additional Information

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between CAC and CEC, as subsequently amended on February 20, 2017 (as amended, the “Merger Agreement”), among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, on March 13, 2017, CAC and CEC filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of CAC and CEC. Stockholders are urged to read the registration statement and joint proxy statement/prospectus regarding the Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CAC and CEC, at the SEC’s website (www.sec.gov), from CAC Investor Relations (investor.caesarsacquisitioncompany.com) or from CEC Investor Relations (investor.caesars.com).

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAC, CEC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from CAC and CEC stockholders in favor of the business combination transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CAC and CEC stockholders in connection with the proposed business combination transaction is set forth in Amendment No. 1 to the Annual Report on Form 10-K for CAC’s fiscal year ended December 31, 2016, filed on March 31, 2017, and in CEC’s definitive proxy statement filed with the SEC on April 12, 2017, respectively. You can obtain free copies of these documents from CAC and CEC in the manner set forth above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is being filed herewith:

Exhibit No.	Description

10.1	Incremental Assumption Agreement and Amendment No. 1, dated as of April 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ACQUISITION COMPANY

Date: April 28, 2017	By:	/s/ CRAIG J. ABRAHAMS
Name: Craig J. Abrahams
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Incremental Assumption Agreement and Amendment No. 1, dated as of April 27, 2017